SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CardioVascular BioTherapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141607101
(CUSIP Number)

April 28, 2009[1]
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1Previously, Thomas J. Stegmann, the named reporting person in this Schedule 13G, was part of a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The group dissolved on April 28, 2009 and Dr. Stegmann must now make filings regarding his holdings of common stock of CardioVascular BioTherapeutics, Inc. as an individual.

Page 1 of 6 Pages

CUSIP No. 141607101	13G	Page 2 of Pages 6

1. Names of Reporting Persons Thomas J. Stegmann, M.D., PhD
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 26,903,305[1]
6. Shared Voting Power
7. Sole Dispositive Power 26,903,305[1]
8. Shared Dispositive Power
9. Aggregate Amount Beneficially Owned by Each Reporting Person 26,903,305[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 17.4%[2]
12. Type of Reporting Person (See Instructions) IN

[1]	Includes options to purchase 50,000 shares of CardioVascular BioTherapeutics Inc.'s common stock.

[2]

Based on 154,696,907 shares of common stock of the Issuer issued and outstanding as of November 10, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008.

CUSIP No. 141607101	13G	Page 3 of Pages 6

Item 1.	(a)	Name of Issuer: CardioVascular BioTherapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1635 Village Center Circle, Suite 250 Las Vegas, Nevada 89134
Item 2.	(a)	Name of Person Filing: Thomas J. Stegmann, M.D., PhD
	(b)	Address of Principal Business Office or, if None, Residence: Spiegel-Str. 10 36100 Petersberg Germany
	(c)	Citizenship: Germany
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 141607101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No.	13G	Page 4 of Pages 6

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 26,903,305[1]
(b)	Percent of class: 17.4%[2]
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 26,903,305[1]
(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 26,903,305[1]
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

[1]	Includes options to purchase 50,000 shares of CardioVascular BioTherapeutics Inc.'s common stock.

[2]

Based on 154,696,907 shares of common stock of the Issuer issued and outstanding as of November 10, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008.

CUSIP No.	13G	Page 5 of Pages 6

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	13G	Page 6 of Pages 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 10, 2009

/s/ Thomas J. Stegmann
Name:	Thomas J. Stegmann. M.D., PhD